SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 23, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on May 23, 2022.

Autonomous City of Buenos Aires, May 23rd 2022.

To:

CNV/ BYMA/ MAE

Dear Sirs,

In connection with the relevant event informed last April 29th, we write to you in order to inform that on May 12th 2022 the Superintendencia de Entidades Financieras y Cambiarias of Banco Central de la República Argentina (Central Bank of the Republic of Argentina) has communicated it has authorized the payment of a cash dividend and/or dividend in kind for the aggregate amount of AR $19,751,444,343.74 payable in 12 monthly equal and consecutive instalments under the terms of its Communique “A” 7421, which amount represents AR $30.89 per share and 20% of the total distributable earnings.

Consequently, on the date hereof the Board of Directors of Banco Macro S.A. has determined the following dividend payment schedule:

Year 2022
Instalment #	Date Available	Amount
1 thru 6	June 7th	AR $ 9,875,722,171.88
7	July 6th	AR $ 1,645,953,695.31
8	August 2nd	AR $ 1,645,953,695.31
9	September 6th	AR $ 1,645,953,695.31
10	October 4th	AR $ 1,645,953,695.31
11	November 1st	AR $ 1,645,953,695.31
12	December 6th	AR $ 1,645,953,695.31

Upon each resolution providing the availability of the relevant dividend, the Bank shall issue the corresponding payment notice, informing the following: i) the amount to be made available to the relevant shareholder; ii) the amount per share; and iii) whether the dividend to be paid is subject to any kind of tax withholding.

Simultaneously with the present letter, we shall post the applicable notice informing the dividend payment corresponding to Instalments # 1 to 6.

Sincerely,

Jorge F. Scarinci

Head of Market Relations

Cash Dividend Payment

The Shareholders are hereby advised that, pursuant to the resolutions adopted at the General and Special Shareholders’ Meeting held on April 30th 2022, the authorization granted by the Superintendencia de Entidades Financieras y Cambiarias of Banco Central de la República Argentina (Central Bank of the Republic of Argentina) and communicated last May 12th, and pursuant to the resolutions adopted by the Board of Directors at its meeting held on May 23rd 2022, as from June 7th 2022, Banco Macro S.A. (the “Bank”) shall made available and pay to the shareholders entered in the Bank’s stock ledger as of June 6th 2022, a cash dividend in the amount of AR $9,875,722,171.88 (i.e., AR $15.44 per share and representing 1,544.5% of the capital stock of AR $639,413,408), which payment corresponds to instalments # 1 to 6.

As to the total amount of dividends to be distributed, please be advised that the amount of AR $8,548,398,000.00 derives from income of previous fiscal years beginning before January 1st 2018. Please be further advised that the above mentioned distribution is not subject to the 35% tax withholding provided for in section 74 of the Argentine Income Tax Law, as revised in 2019, since the dividends to be distributed do not exceed the earnings determined after applying the general rules of such Income Tax Law. In addition, we inform that the amount of AR $1,327,324,171.88 arises from income earned on fiscal years beginning as from January 1st 2018 and therefore is subject to the 7% tax withholding provided for in section 97 of the Argentine Income Tax Law, as revised in 2019.

The above mentioned cash dividend shall be made available on the applicable date, at Caja de Valores S.A. located at 25 de Mayo 362, Capital Federal, Mondays to Fridays, from 10 am to 3 pm.

Jorge F. Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 23, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer